Exhibit 99.10	News Release Communiqué de Pressee

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TOTAL S.A.
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Total Serves French SME Development in China
through Its Local Business Support Programme
Paris, November 23, 2007 — On Sunday, November 25 in Beijing, Total will join the French Chamber of Commerce and Industry in China (CCIFC) in announcing the winners of the 2007 SMEs in China Awards (Prix PME-Chine). Created to encourage the development of French small and medium-sized enterprises (SMEs) in China, the awards recognize the boldness, professionalism and perseverance of SMEs and entrepreneurs that have successfully launched sustainable businesses in the country.
Total is sponsoring a new award this year to recognize a second business or entrepreneur. The winner will receive the Group’s help, including office facilities and accommodation, in pursuing development projects. This is just one of several methods that Total has adopted to help drive economic growth in its host regions.
In China, Total already hosts VIE* co-op placement participants from seven French SMEs that will also be able to take advantage of the Group’s presence at Ubifrance’s France-China Forum on November 26 and 27 to raise their profiles. In addition, a business and prospecting mission in September allowed six French SMEs from the nutrition, health and wellness industry to improve their knowledge of the market and evaluate export opportunities and potential partnerships with Chinese companies. Similarly, Total will soon be offering support to Chinese SMEs planning to set up business in France.
These initiatives are the backbone of the local business support programme that Total created to help SMEs start up or expand in its host countries or regions. In the last two years, Total has helped more than 600 SMEs worldwide by providing them with technological, financial or international expansion assistance. Today, in addition to initiatives in France, the local business support program actively backs SMEs in Angola, Cambodia and the Congo, and has projects underway in Belgium, Germany and Italy.

* Volunteer for International Experience
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Total has been present in China for 28 years, and is active in exploration and production, especially for natural gas, refining and marketing, and chemicals. Total currently has 30 companies and 4,000 employees in China. www.cn.total.com